3028

082-03116



GREAT QUEST
METALS LTD


SEC MAIL PROCESSING
RECEIVED
AUG 06 2010
WASH, D.C.
211
SECTION


10016111

July 29, 2010

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

SUPPL

To Whom It May Concern:

RE: Great Quest Metals Ltd. (the "Company")

Enclosed, for your files, is one copy of the Company's news release that was issued on July 29, 2010. This release was sent to the TSX Venture Exchange, BC Securities Commission and Stockwatch.

Yours truly,

GREAT QUEST METALS LTD.



Jennifer Nestoruk
Corporate Secretary

/jn
enclosure

Suite 515, 475 Howe Street, Vancouver, BC V6C 2B3 Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com





GREAT QUEST METALS LTD

Suite 515, 475 Howe Street
Vancouver, BC, Canada V6C 2B3

Tel: 604-689-2882
Fax: 604-684-5854

Website: www.greatquest.com
Email: info@greatquest.com

July 29, 2010

Great Quest's Sanoukou Gold Concession Advanced to Drill-Ready Status

VANCOUVER, BC -- Willis W. Osborne, President of Great Quest Metals Ltd. (TSXV: GQ; Frankfurt: GQM) is pleased to announce the latest sample results from the Sanoukou gold concession, as well as highlights from a qualifying report on the Sanoukou gold concession by Jed Diner (M.Sc., P.Geol.), the Company's new Qualified Person (QP) in Mali pursuant to NI 43-101.

Mr. Diner states in his July report, *Geology and Exploration Potential Sanoukou Concession*, that gold mineralization on the Sanoukou project occurs mainly in quartz veinlets in albitite dykes and at times in the immediate wall rock of the Birimian metasediments. The quartz veinlets, 0.1 to 1.0 centimetres wide, usually constitute 1 – 10% volume of the dyke.

Mr. Diner took two samples while visiting the Sanoukou concession in June. The first sample, consisting of fragments of sericitized albitite with a 5% volume of quartz veins, was taken from around a pit dug by orpailleurs, or hand miners, along the Daganiaba dyke just north of the village of Sanoukou. This sample assayed 4,350 parts per billion (ppb) or 4.35 grams per tonne gold. The second sample, taken as a semi-continuous chip sample from 4 pits dug across the 10 metre wide Krouguedia albitite dyke, located west of Sanoukou, assayed 1,205 ppb. A total of 9 samples over 720 metres along this dyke range from 19 to 5,730 ppb and average 1,420 ppb.

Samples were processed by ALS Chemex in Bamako, Mali. The samples were crushed, split and pulverized. Thirty grams from each sample were tested for gold by fire assay-AA. All samples with initial results over 10,000 ppb had two additional determinations by gravimetric, 30 gram fire assay.

Mr. Diner further points out that in 1997-98, SOMIFIM – SONARIM followed up anomalies from a soil sampling survey with a RAB drilling program. Some of the more noticeable intersections from this program on the Sanoukou concession include the following:

Drill Hole	Intersections in Metres	Parts per Billion Gold	Grams per Tonne Gold
RAB 33	3	4,690	4.69
RAB 53	19	2,590	2.59
RAB 84	3	5,020	5.02
RAB 93	7	3,650	3.65

There is no evidence that these results were subsequently followed up.

. . . /2



Some of the conclusions of Mr. Diner's report appear below:

- The Sanoukou concession has potentially economic gold grades over 6 km of strike length. This is coupled to the presence of orpaillage (artisanal) workings over this whole area, over a width of 1 km or more.
- The geology and mineralization appear very similar to the 2 million ounce Tabakoto deposit, 11 km to the north.
- The main control on mineralization is a set of sub parallel NE-SW steeply dipping albitite dykes 1 to 15 m wide. At least 8 mineralized dykes are presently recognized.
- The main ore controls are:
  the presence of altered albitite dykes;
  the presence of significant quartz veining, both NE and EW trending; and
  axial planes of isoclinal anticlines which trend mostly NS.

Mr. Diner concludes his report by recommending a drill program. The Company will conduct an extensive drill program on the concession after the rainy season in August and September. Mr. Diner's report will be filed on the Company's website and on SEDAR. Mr. Diner (P.Geol.) has approved the contents of this News Release. His appointment as QP was announced June 9, succeeding Carl Verley (P.Geol.). The Company wishes to thank Mr. Verley for his valued contributions to its projects in Mali.

The Company is now planning for work on its phosphate concessions in Mali on receipt of permits and will be initiating field work there as part of a comprehensive approach to the exploration and development on the Tin Hina and Tarkint Est concessions covering 737 sq km prospective for phosphate rock.

ON BEHALF OF THE BOARD OF DIRECTORS
OF GREAT QUEST METALS LTD.

"Willis W. Osborne"
Willis W. Osborne
President

Great Quest is a Vancouver based exploration company with a focus on Mali, where it holds large concessions prospective for phosphate and several exploration-stage gold projects. The Company is funded this year from the proceeds of sale of its Kenieba gold project in Mali to Avion Gold Corp. and is debt free.

For additional information please contact:

Investor Relations:
George Butterworth: 604-689-2882
Toll Free: 877-325-3838

12g3-2(b) Exemption #82-3116
Standard & Poor's Listed
Trading Symbol: GQ   Frankfurt Exchange: GQM